PAUL, WEISS, RIFKIND, WHARTON & GARRISON

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER

(212) 373-3309

WRITER'S DIRECT FACSIMILE

(212) 492-0309

WRITER'S DIRECT E-MAIL ADDRESS

rrusso@paulweiss.com

02028744

April 29, 2002

RECD S.E.C.
APR 29 2002
080

SUPPL

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Swiss Reinsurance Company
<u>File No. 82-4248</u>

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of the Company's Summary Annual Report for the year ended December 31, 2001. This document is being filed pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this filing.

Please acknowledge acceptance of this letter and the enclosure by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo

cc: Flavia Diethelm, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison

Swiss Re

Annual Report 2001
Summary



Fellow shareholders, colleagues, ladies and gentlemen

Any review of the year 2001 must start with the tragedy of 11 September, with its terrible cost in human lives and suffering. Our sympathy will always be with the victims and their families. We were fortunate and are deeply thankful that no employee of the Swiss Re Group was seriously affected.

The tragedy of 11 September was Swiss Re's largest financial loss in its 138-year history. Together with other large losses in 2001 and a reduction in realised capital gains, Swiss Re experienced a net loss of CHF 165 million for the year. It is important to note that this is the first net loss for Swiss Re since 1868, which is, in itself a testament to the financial strength of Swiss Re's business model. Despite this loss, the solid outlook causes the Board of Directors to propose to the Annual General Meeting to pay an unchanged dividend of CHF 2.50 per share, continuing its track record of paying a dividend in every year since 1869.

Looking beyond the 11 September event, it is encouraging to see that Swiss Re strengthened its competitive position throughout the year 2001. In spite of adverse events and unsatisfactory overall results, Swiss Re is now in an excellent position to capitalise on improving markets and achieve superior results in the coming years.

The introduction of the business group structure in mid-year has successfully realigned the Swiss Re Group, achieving cost reductions and focusing management attention on clear targets in each of the three business segments and the Corporate Centre.

The year 2001 saw the completion of Swiss Re's largest ever acquisition: Lincoln Re. It extends Swiss Re's global leadership position in life and health reinsurance, enlarges our skill base, provides an additional source of stable earnings and offers further diversification for the Group. The results in life and health reinsurance continue, year on year, to surpass management's targets.

Another defining moment in 2001 was the successful achievement of Swiss Re's largest ever capital market transaction. The ability to call on capital markets only weeks after 11 September, in a bearish investment environment, highlights the Group's sound fundamental performance, strong balance sheet and favourable business outlook.

Swiss Re's ability to perform and adhere to its business plan under adverse conditions, along with the strong support of its investor base, has been acknowledged by the rating agencies. They confirmed their top financial strength ratings for Swiss Re.

The year-end renewals confirmed our belief in an accelerated turnaround in the profitability of Swiss Re's property and casualty and financial services business. There was a marked improvement in prices and conditions as well as a continued "flight to quality" into 2002. We expect to deliver on the planned results from the new organisation. We further anticipate that business processes will improve and cost ratios decline. The business group structure shall drive product innovation and extend cross-selling of risk and capital management solutions.

It is for these reasons that Swiss Re looks back on the year with a sense of accomplishment and satisfaction at what it has achieved.

On behalf of the Board of Directors and the Executive Board, we would like to thank our employees, whose initiative, flexibility and commitment have helped bring our company through a challenging period in excellent shape. We would also like to thank our clients and shareholders, whose continued support has allowed the Group to adapt rapidly and effectively to a changing risk landscape. We know it is this support that makes Swiss Re strong – and we are profoundly grateful for it.

Peter Forstmoser
Chairman of the Board of Directors

Walter B. Kielholz
Chief Executive Officer

Key figures and share performance

Key figures

In CHF millions unless otherwise stated

		2000	2001	Change in %
Property & Casualty	– Premiums earned	11 530	13 846	20
	– Combined ratio	117%	124%	
Life & Health	– Premiums earned	8 330	8 922	7
	– Operating revenues[1]	10 860	12 310	13
	– Return on operating revenues	9.2%	9.5%	
Financial Services	– Premiums earned	2 221	2 451	10
	– Total revenues	3 634	3 501	–4
	– Return on total revenues	11.9%	–26.6%	
Group	– Gross premiums written	26 057	28 471	9
	– Premiums earned	22 081	25 219	14
	– Net income / loss	2 966	–165	–106
	– Earnings per share in CHF	10.39[2]	–0.57	–106
	– Dividend per share in CHF	2.50[2]	2.50[4]	
	– Shareholders' equity	22 787	22 598	–1
	– Return on investments[3]	10.0%	8.0%	
	– Return on equity	11.9%	–0.7%	
	Number of employees	9 585	8 623	–10
	– of which in Switzerland	2 841	2 831	

[1] Operating revenues = net premiums earned + net investment income
[2] Adjusted by 20-for-1 share split
[3] Investments including cash equivalents, deposits with cedants net of funds held under reinsurance treaties and net reinsurance assets accounted for as deposits
[4] Subject to approval at the Annual General Meeting on 6 May

Performance of Swiss Re shares and Swiss Performance Index from 31 December 1991 to 28 March 2002

An investor who invested CHF 100 000 in Swiss Re shares at the end of 1991 and reinvested all subsequent dividends, share rights, and par value repayments, without investing any new funds, held a position with a market value of CHF 993 252 on 28 March 2002. The performance amounts to an average of 25.1% per year.

An investment of CHF 100 000 in the total Swiss market at the end of 1991 would have increased in value to CHF 433 270 on 28 March 2002 (basis: Swiss Performance Index). The performance amounts to an average of 15.4% per year.



in %
in CHF
100
90
80
70
60
50
40
30
20
10
0
-10
-20
250
200
150
100
50
40
30
20
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002* 1992–2002* p.a.
Annual performance of Swiss Re shares (left-hand scale)
Annual performance of Swiss Performance Index (left-hand scale)
Weekly price of Swiss Re shares (logarithmic right-hand scale)
Source: Datastream

*as of 28 March 2002:
Closing share price: CHF 154.75, stock market capitalisation: CHF 48 030 million

Group consolidated results for the financial year

Swiss Re incurred a net loss of CHF 165 million in 2001, compared to net income in the prior year of CHF 2 966 million. This was primarily due to the loss arising from 11 September and a reduction in capital gains.

Net premiums earned increased by 14.2% to CHF 25.2 billion. The Property & Casualty Business Group reported net premiums earned of CHF 13.8 billion, up 20.1% due to growth in property and liability lines of business and the full-year inclusion of Underwriters Re. Premiums in the Life & Health Business Group increased by 7.1% to CHF 8.9 billion due to growth in traditional life business in North America and the completion of new Admin Re deals in the first half of 2001, which more than offset any impact from the run-off of certain discontinued health lines of business. The Financial Services Business Group increased premiums earned to CHF 2.5 billion, up 10.4% compared to the previous year. This was mainly due to premium rate increases in property, casualty and aviation and new structured risk finance transactions.

The combined ratio in the Property & Casualty Business Group deteriorated from 117% to 124%, due to the impact of losses arising from 11 September. Excluding this loss, the underlying combined ratio was 110%. The operating return in Life & Health Business Group was 9.5%, compared to 9.2% in 2000. Excluding the impact of the 11 September loss, the operating margin was 10.7%. Life & Health Business Group continued to achieve above-benchmark growth and profitability. The principal reasons for this were continued growth in traditional life reinsurance and Admin Re, as well as the run-off of underperforming health accounts. The return on total revenues in Financial Services Business Group was −26.6%, compared to 11.9% in 2000. The underlying operating performance, excluding the effects of 11 September, improved but this was more than offset by a private equity investments write-down of CHF 231 million.

Net investment income, excluding realised gains, increased 20.1% from CHF 4.8 billion in 2000 to CHF 5.8 billion in 2001. The increase was mainly driven by a 21% growth in the size of the fixed-income portfolio in absolute terms due to Admin Re transactions. Current income still benefits from higher-yielding investments acquired in earlier periods and from higher-yielding corporate bonds and asset-backed fixed income securities. Equities as a percentage of invested assets declined to 19% of the total portfolio, due in part to the increasing importance of the Group's life and health business and to its view on equity markets. Net investment income also increased as a result of increases in income from the Group's equity accounted investments.

Net realised gains were CHF 2.7 billion, reduced by 37.7% from the record high of CHF 4.3 billion in 2000. This is due to the poor investment environment and the fact that 2000's major gains, expected and realised through shifts in asset allocation from equity to fixed income, were not repeated in 2001. A further contributory factor was the previously mentioned weak private equity markets. This reduction was partially offset by continued outperformance in key asset classes, combined with gains from the sale of part of Swiss Re's stake in NCM and a further gain from another large individual transaction. Furthermore, Swiss accounting rules changed in 2001, limiting the recognition of unrealised losses on equities in income to impairments that are considered other than temporary. This, combined with the already weak market position at the end of 2000, led to a lower loss from unrealised losses recognised in income.

Other revenue increased by 15.2% to CHF 455 million. This is principally due to increases in asset management fees following the acquisition of Conning.

Claim expenses increased from CHF 19.6 billion to CHF 24.8 billion, a rise of 26.5%. The main reasons for this increase are losses related to 11 September, which amounted in total to CHF 4.2 billion. This was partially offset by a release of equalisation reserves. Of the total release of CHF 1.5 billion, CHF 1 billion related to the losses from 11 September. After this release the Group holds total equalisation reserves of CHF 1.4 billion. This amount will continue to protect the Group's earnings from large losses. The significant rise in man-made losses also contributed to the increase. Another notable loss in 2001 was related to the bankruptcy of Enron in the fourth quarter. These increases in claim expenses were partially offset by changes in regulation in the United States that permit greater discounting in certain accident and health lines of business.

The Group's reserve ratio at the end of 2001 was 340%, an increase of five points over 2000. This is adjusted for the sale of NCM. The increase is due to the impact of the losses from 11 September and the sale of NCM, which had a significantly lower reserve ratio. This was partially compensated by the growth in net premiums earned. The Group maintained its reserve strength in 2001, but this is likely to decline in 2002 as rates and the premium volume increase.

Amortisation of goodwill increased from CHF 310 million to CHF 368 million. The main reason for the increase was the inclusion of a full year of amortisation of goodwill arising on the acquisition of Underwriters Re, which took place in May 2000, as well as the amortisation of goodwill arising from the acquisition of Conning in 2001.

Overall Group expenses increased by 10.1% to CHF 3.4 billion. The main contributors to this increase are the acquisitions made in 2000 and 2001, the launch of a new advertising campaign, other activities to support the Swiss Re brand and the first full year of operation of the Group's Centre for Global Dialogue in Rüschlikon. Overall Group expenses declined as a percentage of operating revenues (revenues excluding capital gains) in 2001, as the company continued to make progress on its objective to achieve strategic cost leadership.

Restructuring costs decreased from CHF 110 million to CHF 29 million. The Group accrued CHF 75 million in respect of lease termination and redundancy costs in the Financial Services Business Group. This was partially offset by a reduction of CHF 46 million in the provision established in 2000 for restructuring in the Property & Casualty Business Group. The reduction reflects lower total anticipated costs of the property and casualty restructuring. A further CHF 28 million from the provisions established in 2000 was released into the Property & Casualty Business Group results against costs incurred in restructuring in 2001. This relates to the integration of operations in Munich and Zurich and the relocation of activities from Zurich to New York, Mexico and Hong Kong.

As a result of the losses, the Group has insignificant amounts of current taxes due for 2001, but expects refunds in some jurisdictions. Accordingly, its tax expense is driven by deferred taxes. These deferred taxes are caused by income in jurisdictions with tax rates higher than the average, where the applicable tax rules allow the deferral of tax payments to later years.

The Group recorded a net loss of CHF 165 million, compared to a net income of CHF 2 966 million in 2000. Losses per share were CHF 0.57, compared to earnings per share of CHF 10.39 in 2000. Shareholders' equity decreased from CHF 22.8 billion to CHF 22.6 billion. This reflects CHF 3.5 billion in unrealised losses on securities due to continuing weakness in world stock markets in 2001, the net loss for the year, the CHF 117 million capital reduction in August 2001, the dividend of CHF 713 million paid to shareholders in June 2001, and the cumulative effect of a change in accounting policy relating to derivatives. These negative effects more than offset the CHF 4 billion increase in equity due to the rights offering and global share issue in November 2001. Return on equity decreased from 11.9% to –0.7%.

Income reconciliation
The following table reconciles the income from Swiss Re's business groups and the operations of its Corporate Centre with the Group consolidated net income before tax.

CHF millions	2000	2001	Change in %
Business group operating income			
Property & Casualty	2 164	281	–87
Life & Health	1 447	1 682	16
Financial Services	431	–932	–316
Total business group operating income	**4 042**	**1 031**	**–74**
Corporate Centre expenses	–321	–450	40
Items excluded from the business groups			
Net realised gains/losses	625	131	–79
Amortisation of goodwill	–310	–368	19
Other income/expenses	–381	–448	18
Net income / loss before tax	**3 655**	**–104**	**–103**

Net realised gains or losses on own shares; amortisation of goodwill; and other income or expenses – such as indirect taxes, capital taxes, interest charges, restructuring costs and certain other income and expense items – have been excluded when assessing the performance of each business group.

Capital increase
On 30 July 2001, Swiss Re announced the acquisition of Lincoln Re for USD 2 billion; it also announced its intent to raise equity to finance the acquisition. The 11 September terrorist attack had a significant negative impact on the financial markets but, after a marked immediate deterioration, Swiss Re's share price recovered. In an Extraordinary General Meeting on 27 September, the shareholders approved the creation of authorised capital equivalent to approximately 10% of the outstanding share capital. This allowed Swiss Re to launch its capital increase.

The combined offering structure was:
- a 1:10 rights offering at market of up to 28 522 370 registered shares to existing shareholders, subject to sales restrictions in certain jurisdictions;
- a global equity offering for shares not taken up in the rights offer, including an offering in the US under Rule 144A;
- an offering of subordinated convertible bonds, concurrent with the global equity offering.

In the rights offering, 11 706 189 shares (41% of the total offer) were taken up by existing shareholders. This figure laid the groundwork for the subsequent successful global equity and subordinated convertible bond placement. The conditions for the securities were determined on 14 November: for the equity issues, shares were priced at CHF 165.75, the closing price on this day. The bonds have a maturity of 20 years and a fixed coupon of 3.25% during the first 10 years, which will be reset to a floating 6-month LIBOR plus 180 basis points for the last 10 years. Up to and including 21 November 2011, the bonds can be converted into Swiss Re shares at a price of CHF 207.19 per share and a fixed USD exchange rate of 1.6641. The bonds have been issued by Swiss Re America Holding Corporation and are unconditionally and irrevocably guaranteed on a subordinated level by Swiss Reinsurance Company.

Within two days after pricing, the bookrunners exercised their 15% over-allotment options for the global equity and convertible bond offering. Swiss Re raised a total amount of over CHF 6 billion. The funds were used both to finance the purchase of Lincoln Re – the largest acquisition in Swiss Re's history – and for general corporate purposes.

With a return on investment of 8.0%, Swiss Re was able to exceed its long-term target of 7% for the fourth year in a row, mainly due to solid results on the enlarged bond portfolio and significant gains on equities.

2001 as an investment year was strongly affected by the global economic slowdown and by the impact of the 11 September event.

Ever since the US economy peaked in 2000, growth has continued to deteriorate in all the major economies. Discussions on the length and depth of the economic slowdown were inconclusive and led to increasing volatility in the financial markets. Initial action by central banks eased the apprehension but did little to mitigate the uncertainty. After the 11 September terrorist attack, fears of an extended period of economic weakness began to prevail.

Global stock markets mirrored this development. The downtrend that had started in the first half of 2000 continued with few interruptions until September 2001. The recovery through the year-end to pre-11 September levels was a correction of the very strong reaction to the 11 September event but was not supported by a turnaround of the global economy. As in prior years, the major equity markets showed a largely synchronised picture, the exceptions being mainly among stocks on the smaller exchanges.

In many respects, the bond markets showed the reverse side of the same coin. In an environment of economic slowdown and in widespread absence of inflation fears, the US Federal Reserve continued its policy of cutting interest rates, spearheading a further decline of money and capital market rates. This continued on a global basis and led to yield levels that could well prove to have been the bottom of the cycle. This resulted in a solid performance by the bond markets. The disruptions after 11 September, as well as the deteriorating economic fundamentals, led to a widening of interest spreads for corporate bonds. In addition, first thoughts of slackening budget discipline crept up and gave a slight lift to long-term interest rates. This counterbalanced to some extent the lowering of short-term interest rates induced by the central banks.

Swiss Re's investment result was mainly driven by strong current income. This originated to a large extent from the growth of the fixed income investment portfolio – both in absolute terms and relative to total investments – largely linked to the growth of Swiss Re's life & health business in the US. The impact of lower interest rates on current earnings was mitigated by the income from higher-yielding investments of earlier periods and from yields achieved on high quality corporate bonds and asset-backed fixed income securities. The substantial gains from the partial disposal of the participation in the telecom operator diAx also affected current income due to the "at equity" accounting of the holding company. This was partly offset by Swiss Re's stake in the loss of Partner Re, also accounted for "at equity".

Substantial capital gains of CHF 3.4 billion were realised, although these were lower than during the preceding outstandingly favourable investment years. On the bond side, gains of CHF 1.3 billion were realised and locked in as interest rates approached their low point in the cycle. On the equity side, a few large transactions contributed significantly to the gains of CHF 1.8 billion, notably the sale of a part of Swiss Re's interest in NCM.

At CHF –0.7 billion, write-downs on investments were only moderately above 2000 levels, despite the unfavourable movements of the equity markets. A change in Swiss accounting rules limits value adjustments through income on securities to impairments that are considered other than temporary. Until 2000, all market movements below the acquisition cost had been part of the investment result. On a basis comparable to the prior year, unrealised losses would have been CHF 0.9 billion higher. The return on investment would have been 7.1%.

Investments grew by 11% to CHF 99 billion. When including other interest-bearing assets, such as cash deposits with insurance companies, the growth rate was slightly over 16%, to CHF 118 billion. This increase followed the general growth in life business and the acquisition of Lincoln Re. The share of bonds increased to 74%, from 69% at the end of 2000; equities now represent 19% of the portfolio, down from 26%.

Recent events and outlook

Swiss Re's positive outlook for 2002 is based on a strong upswing in property and casualty; continued growth in life and health, bolstered by the integration of Lincoln Re; and expanded business capabilities in financial services.

On 26 February, Swiss Re held an Investors' Day in Rüschlikon. The presentations were broadcast live on the Internet and could be followed by telephone conference. The media were also informed through a press release. The information focused on the 2001/2002 renewals in property and casualty business and the revised loss estimate for 11 September. Swiss Re informed the audience that the Group is confident of returning to the earnings growth path achieved in prior years and will recommend an unchanged dividend of CHF 2.50 per share.

In property and casualty, the 2001/2002 renewal season confirmed the trends with insurance and reinsurance prices and conditions firming in major markets. This development was stronger where catastrophe covers played an important role as well as in the large industrial risks markets.

In February 2002 the Asian head office completed its move to Hong Kong. The Asian market is now served entirely from local offices in that region.

Swiss Re anticipates that supply and demand dynamics will sustain sound property and casualty rates into the future and expects a further hardening of the market and strong renewals in 2002. The focus will remain on strategic management of the cycle with cautious growth, while keeping the book widely diversified with managed exposures.

The integration of Lincoln Re and the benefit of increased economies of scale will be the focus for life and health business. Lincoln Re is expected to be accretive to earnings in 2002.

On 4 March, Swiss Re reached an agreement to sell Lincoln Re's medical excess-loss and group life insurance books to SAFECO of Seattle, WA. Pending regulatory approval, the transfer is expected to close in June 2002.

Swiss Re has reinforced its strong position in each of the financial services business segments. The consolidation of the Financial Services Business Group with its four focused business units will support Swiss Re's aim of developing and selling convergence solutions, combining both capital and insurance products. By bringing its abilities in corporate risk underwriting to the bottom line, using market conditions to create opportunities for structured and other capital and risk management solutions, Swiss Re is confident that it will transform "growth stage" financial services business into profitable contributors of comprehensive solutions.

Financial years 1997–2001

CHF millions	1997	1998	1999	2000	2001
Income statement					
Revenues					
Premiums earned	15862	16727	18051	22081	25219
Net investment income	2995	3131	3846	4802	5765
Net realised investment gains	1281	2509	3588	4275	2665
Other revenues	143	286	246	395	455
Total revenues	20281	22653	25731	31553	34104
Expenses					
Claims and claim adjustment expenses	–8057	–8514	–9333	–12153	–16266
Life and health benefits	–4185	–4881	–6200	–7478	–8532
Acquisition costs	–3767	–3661	–3973	–4883	–5658
Amortisation of goodwill	–75	–91	–211	–310	–368
Other operating costs and expenses	–1940	–2698	–2785	–3074	–3384
Total expenses	–18024	–19845	–22502	–27898	–34208
Income / loss before income tax expense	**2257**	**2808**	**3229**	**3655**	**–104**
Income tax expense	–480	–647	–783	–689	–61
Net income / loss on ordinary activities	**1777**	**2161**	**2446**	**2966**	**–165**
Extraordinary income	–	–	450	–	–
Extraordinary charges	–	–	–450	–	–
Net income / loss	**1777**	**2161**	**2446**	**2966**	**–165**
Balance sheet					
Investments	62725	69589	85684	89584	99122
Other assets	28657	38748	44516	53056	71108
Total assets	**91382**	**108337**	**130200**	**142640**	**170230**
Unpaid claims and claim adjustment expenses	41876	45866	54072	59600	68618
Liabilities for life and health policy benefits	9963	15143	23279	29300	41370
Unearned premiums	3691	3174	4251	6131	6399
Other liabilities	13757	19142	18819	19764	23927
Long-term debt	3921	5049	4947	5058	7318
Total liabilities	**73208**	**88374**	**105368**	**119853**	**147632**
Shareholders' equity	**18174**	**19963**	**24832**	**22787**	**22598**
Return on equity in %	n/a	n/a	10.90	11.90	–0.70
Earnings / losses per share in CHF	5.90*	7.35*	8.55*	10.39*	–0.57

* Adjusted by 20 for 1 share split

Important dates

6 May 2002
138th Ordinary General Meeting

10 May 2002
Payment of dividend

29 August 2002
Interim Report

12 May 2003
139th Ordinary General Meeting

Contact addresses
Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
CH-8022 Zurich
Telephone +41 43 285 2121
Fax +41 43 285 2999

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
E-mail share_register@swissre.com

Investor Relations
Stefan Senn, Andreas Leu
Telephone +41 43 285 4444
Fax +41 43 285 5555
E-mail investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 3908
Fax +41 43 285 2023
E-mail Henner_Alms@swissre.com

The Annual Report 2001 Summary
is available on the Internet
www.swissre.com from 10 April 2002

Summary version
order no.: 1490857_02_en
Full version
order no.: 1490793_02_en